MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

As of May 7, 2025

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Mining Corp. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023 (the “2024 Financial Statements”) and the unaudited condensed interim financial statements of the Company for the three months ended March 31, 2025 and 2024 (the “Q1 2025 Financial Statements”) related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings, including its annual information form, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of May 7, 2025. The information and discussion provided in this MD&A covers the three months ended March 31, 2025, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are to Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note on page 36 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2024 dated March 22, 2025 and its Management Information Circular dated May 1, 2024, which are available on SEDAR+ and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: all-in costs, cash cost per ounce of gold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital, growth capital; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income, adjusted EBITDA, net debt and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section on page 22 of this MD&A.

Where applicable the Company has presented operating and financial results based on its continuing operations. Contributions from San Jose have been removed as it was considered held for sale as at March 31, 2025.

Fortuna | 2

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Fortuna | 3

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in South America and West Africa. The Company produces gold, silver, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility. As at the date of the MD&A, the Company has four operating mines and exploration activities in Argentina, Burkina Faso, Côte d'Ivoire, Peru and Mexico, as well as the preliminary economic assessment stage Diamba Sud gold project in Senegal.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Yaramoko gold mine (“Yaramoko” or the “Yaramoko Mine”) located in southwestern Burkina Faso, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla”, or the “Séguéla Mine”) located in southwestern Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a separate reportable segment, along with the Company's corporate stewardship segment. The Company entered into an agreement to sell the Yaramoko Mine which is expected to close in the second quarter. See “Corporate Developments” below.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

CORPORATE DEVELOPMENTS

Sale of the Yaramoko Mine

On April 11, 2025, the Company entered into a definitive share purchase agreement for the sale of its interest in Roxgold Sanu SA (“Roxgold Sanu”), which owns and operates the Yaramoko Mine together with the Company’s three other wholly-owned Burkina Faso subsidiaries which hold exploration permits in country to Soleil Resources International Limited (“SRI”)(the “Burkina Faso Transaction”), a private Mauritius company. Consideration for the sale comprises of:

●	$70 million cash upon closing of the Burkina Faso Transaction; and
●	The right to receive up to approximately $53.0 million of value added tax receivables upon the completion of certain conditions.

The completion of the Burkina Faso Transaction is subject to the payment of a cash dividend by Roxgold Sanu to Fortuna in the amount of $53.8 million (paid) plus $3.7 million in withholding tax (paid), receipt of the consent of the Minister of Mines to the transaction, and other customary conditions of closings for transactions of this nature. The transaction is expected to be completed in the second quarter of 2025. Refer to Fortuna news release “Fortuna announces sale of Yaramoko Mine, Burkina Faso” dated April 11, 2025.

As part of the transaction, given the limited remaining life of mineral reserves at the Yaramoko Mine (approximately one year), the Company and SRI agreed to an assumed handover of operations date of April 14, 2025. From April 15, 2025 onward SRI will accrue any benefits and the costs of owning Roxgold Sanu and the Burkinabe entities with the Company acting as a steward to support operations until the closing date. Upon completion of the Burkina Faso Transaction, the Company will issue updated production and cost guidance for the year for its remaining three operating mines, and will continue to actively pursue opportunities aligned with its strategic opportunities.

Increase of Government Ownership of the Yaramoko Mine

On March 14, 2025, the Company formally agreed to increase the State of Burkina Faso’s equity interest in Sanu from 10% to 15%, in line with the provisions of the 2024 Mining Code. The increase in the State’s ownership will be effective subsequent to the end of the first quarter of 2025.

Fortuna | 4

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Sale of the San Jose Mine

On April 11, 2025, the Company completed the sale of its 100% interest in Compañia Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”), which has a 100% interest in the San Jose Mine in Oaxaca, Mexico, to JRC Ingenieria y Construccion S.A.C. (“JRC”) a private Peruvian company. Consideration for the sale comprises of:

●	The payment of $6.5 million;
●	The payment of $1.2 million for prepaid working capital items and taxes receivables by April 30, 2025; and
●	The right to receive up to approximately $8.3 million upon the completion of certain conditions.

As of the date of this MD&A the Company has received the $1.2 million for prepaid working capital items and $4.7 million of the contingent consideration.

In addition, the Company will receive a 1% net smelter return royalty on production from the San Jose Mine concessions payable after the first 6.1 million ounces of silver and the first 44,000 ounces of gold or 119,000 gold equivalent ounces have been mined or extracted from the property. Refer to Fortuna news release “Fortuna completes sale of non-core San Jose Mine, Mexico” dated April 14, 2025.

Share Buyback Program

During the quarter the Company repurchased and cancelled 916,900 common shares of the Company under its Normal Course Issuer Bid (NCIB) at a weighted average price of $4.53. Refer to Fortuna news release “Fortuna reports solid production of 103,459 gold equivalent ounces for the first quarter of 2025” dated April 10, 2025).

On April 30, 2025, the Company announced a renewal of its Normal Course Issuer Bid Program (“NCIB”) pursuant to which the Company can purchase up to five percent of its outstanding common shares. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2025 and will end on the earlier of May 1, 2026; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Financial

●	Sales were $290.1 million, an increase of 44% from the $200.9 million reported in the three months ended March 31, 2024 (“2024”)
●	Mine operating income was $115.9 million, an increase of 67% from the $69.6 million reported in Q1 2024
●	Operating income was $91.9 million, an increase of $43.6 million from the $48.3 million in operating income reported in 2024
●	Attributable net income was $58.5 million or $0.19 per share, an increase from attributable net income of $26.3 million or $0.09 per share reported in 2024
●	Adjusted net income (refer to Non-IFRS Financial Measures) was $68.4 million compared to $30.5 million in 2024, representing a 124% quarter-over-quarter increase
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $150.1 million compared to $96.3 million reported in Q1 2024, representing a 56% quarter-over-quarter increase
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $111.3 million compared to $17.3 million reported in Q1 2024, representing a 545% quarter-over-quarter increase

Fortuna | 5

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

●	Net cash provided by operating activities was $126.4 million, an increase of 158% from the $48.9 million reported in 2024

Operating

●	Gold production of 91,893 ounces, an 8% increase from Q1 2024
●	Silver production of 242,993 ounces, a 23% decrease from Q1 2024
●	Lead production of 8,836,127 pounds, a 7% decrease from Q1 2024
●	Zinc production of 13,772,278 pounds, a 13% increase from Q1 2024
●	Consolidated All-in Sustaining Costs (“AISC”) of $1,640 per ounce on a gold equivalent sold basis compared to $1,385 per ounce for 2024. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information

Health & Safety

For the first quarter, the Company recorded one fatal accident, no lost time injuries (“LTI”), one restricted work injury (“RWI”) and one medical treatment injury (“MTI”) over 3.06 million hours worked.  The total recordable injury frequency rate (“TRIFR”) was 0.98 total recordable injuries per million hours worked (3.10 at the end of Q1 2024). The LTI frequency rate (“LTIFR”) was 0.00 lost time injuries per million hours worked (1.13 at the end of Q1 2024).

Environment

No serious environmental incidents, no incidents of non-compliance related to water permits, standards, and regulations and no significant environmental fines were recorded during the first quarter of 2025.

Community Engagement

During the first quarter of 2025, there were no significant disputes at any of our sites. We recorded 389 local stakeholder engagement activities during the period. These included consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

Fortuna | 6

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights

A summary of the Company’s consolidated financial and operating results for the three months ended March 31, 2025 are presented below:

	Three months ended March 31,
Consolidated Metrics	2025	2024	% Change
Selected highlights
Gold
Metal produced (oz)	91,893	85,145	8%
Metal sold (oz)	90,107	83,404	8%
Realized price ($/oz)	2,883	2,089	38%
Silver
Metal produced (oz)	242,993	315,460	(23%)
Metal sold (oz)	251,810	327,338	(23%)
Realized price ($/oz)	31.77	23.34	36%
Lead
Metal produced (000's lbs)	8,836	9,531	(7%)
Metal sold (000's lbs)	9,199	9,825	(6%)
Zinc
Metal produced (000's lbs)	13,772	12,183	13%
Metal sold (000's lbs)	13,826	12,466	11%
Unit Costs
Cash cost ($/oz Au Eq)[1]	929	744	25%
All-in sustaining cash cost ($/oz Au Eq)[1,4]	1,640	1,385	18%

Mine operating income	115.9	69.6	67%
Operating income	91.9	48.3	90%
Net income from continuing operations	68.0	29.6	130%
Attributable net income from continuing operations	61.7	26.7	131%
Attributable income from continuing operations per share - basic	0.20	0.09	122%
Attributable net income	58.5	26.3	123%
Attributable income per share - basic	0.19	0.09	111%
Adjusted attributable net income[1]	62.1	27.5	126%
Adjusted EBITDA[1]	150.1	96.3	56%
Net cash provided by operating activities	126.4	48.9	158%
Free cash flow from ongoing operations[1]	111.3	17.3	543%
Capital Expenditures[2]
Sustaining	24.1	32.4	(26%)
Sustaining leases	5.8	4.8	21%
Growth capital	15.4	5.4	185%
As at	March 31, 2025	December 31, 2024	% Change
Cash and cash equivalents and short term investments	309.4	231.3	34%
Total assets	2,186.6	2,115.5	3%
Debt	128.0	126.0	2%
Equity attributable to Fortuna shareholders	1,460.2	1,403.9	4%
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding
Discontinued operations have been removed where applicable

Fortuna | 7

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

FINANCIAL RESULTS

Sales

	Three months ended March 31,
	2025	2024	% Change
Provisional sales $
Lindero	53.2	45.2	18%
Yaramoko	95.1	56.9	67%
Séguéla	111.0	72.2	54%
Caylloma	30.6	26.9	14%
Adjustments[1]	0.2	(0.2)	200%
Total sales $	290.1	201.0	44%
[1] Adjustments consists of mark to market, final price and assay adjustments
Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
Treatment charges are allocated to base metals at Caylloma
Discontinued operations have been removed

First Quarter 2025 vs First Quarter 2024

Consolidated sales for the three months ended March 31, 2025 were $290.1 million, a 44% increase from the $201.0 million reported in the same period in 2024. Sales by reportable segment for the three months ended March 31, 2025 were as follows:

●	Lindero recognized adjusted sales of $53.2 million from the sale of 18,655 ounces of gold, an 18% increase from the same period in 2024. Sales increased at Lindero as a result of higher realized metal prices of $2,877 per gold ounce compared to $2,072 in the previous period which was partially offset by lower ounces sold. Lower ounces sold was the result of lower production due to lower grades and the timing of leach kinetics which were in line with the mine plan. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $95.1 million from the sale of 33,013 ounces of gold which was 67% higher than the same period in 2024. Higher gold sales at Yaramoko were driven by higher production as higher tonnes milled offset lower grades and higher realized metal prices of $2,881 per gold ounce compared to $2,095 in the comparable period. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.
●	Séguéla recognized adjusted sales of $111.0 million from the sale of 38,439 ounces of gold an increase of 54% over the previous period. Higher sales at Séguéla in the first quarter of 2025 were the result of higher tonnes milled as the mine realized the benefits of optimization projects undertaken in 2024 as well as higher realized metal prices. Realized gold prices for the quarter were $2,888 compared to $2,095 in the previous period. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	Caylloma recognized adjusted sales of $30.6 million compared to $26.9 million reported in the same period in 2024. The increase in sales was primarily the result of higher realized silver prices offsetting lower silver production. See "Results of Operations – Caylloma Mine, Peru" for additional information.

Fortuna | 8

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Operating Income (Loss) and Adjusted EBITDA

	Three months ended March 31,
	2025%[1]		2024%[1]
Operating income (loss)
Lindero	17.5	33%	7.7	17%
Séguéla	44.5	40%	22.8	32%
Yaramoko	35.9	38%	19.5	34%
Caylloma	10.5	34%	8.3	31%
Corporate	(16.5)		(10.0)
Total	91.9	32%	48.3	24%

Adjusted EBITDA[2]
Lindero	28.2	53%	21.3	47%
Séguéla	71.5	64%	44.6	62%
Yaramoko	51.8	55%	28.6	50%
Caylloma	14.9	48%	11.7	43%
Corporate	(16.3)		(9.9)
Total	150.1	52%	96.3	48%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures
Figures may not add due to rounding
Discontinued operations have been removed

First Quarter 2025 vs First Quarter 2024

Operating income for the three months ended March 31, 2025 was $91.9 million, an increase of $43.6 million over the same period in 2024 which was primarily due to:

●	Higher operating income at the Lindero Mine was primarily the result of higher sales as noted above. Costs for the first quarter of 2025 were generally in line with the comparable period as higher explosives and labour costs were offset by higher capitalized stripping and depletion was lower due to lower ounces sold.
●	Yaramoko operating income was $16.4 million higher as a result of higher sales. This was partially offset by higher costs as stripping costs at the 109 Zone open pit and underground development costs are no longer being capitalized and a higher depletion cost per ounce as depletion rates were revised after the elimination of the 55 Zone open pit from reserves at the end of 2024.
●	Séguéla recognized operating income of $44.5 million in the first quarter compared to $22.8 million in the comparable period. The increase in operating income was a result of higher sales and partially offset by higher mining costs due to higher stripping in line with the mine plan and a 2% increase in government royalties which took effect on January 10, 2025. Operating income for the first quarter of 2025 included $18.5 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	Operating income at the Caylloma Mine for the first quarter of 2025 was $2.2 million higher than the comparable period of 2024 as a result of higher sales.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $150.1 million for the three months ended March 31, 2025, an increase of $53.8 million over the same period in 2024. Higher adjusted EBITDA was primarily the result of higher sales.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the three months ended March 31, 2025 was $64.8 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

Fortuna | 9

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cost (“AISC”)

First Quarter 2025 vs First Quarter 2024

Consolidated AISC per gold equivalent ounce (“GEO”) sold for the first quarter of 2025 was $1,640 compared to $1,385 per ounce for the comparable quarter. Higher cash costs of $929 per ounce compared to $744 per ounce was a contributing factor as mining costs increased at Séguéla as stripping ratios increased in line with the mine plan and at Yaramoko the mine stopped capitalizing underground development and stripping costs. AISC was also impacted by higher royalties due to an increase in the gold price as well as a 2% increase in the royalty rate at Séguéla effective January 10, 2025 and higher G&A related to higher share based compensation. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold”.

General and Administrative (“G&A”) Expenses

	Three months ended March 31,
(Expressed in millions)	2025	2024	% Change
Mine G&A	8.9	6.0	48%
Corporate G&A	7.3	8.5	(14%)
Share-based payments	9.1	2.2	314%
Workers' participation	-	0.1	(100%)
Total	25.3	16.8	51%

G&A expenses for the three months ended March 31, 2025 increased 51% to $25.3 million compared to $16.8 million reported in the same period in 2024. The increase in G&A was primarily due to higher share-based payments due to a 42% increase in the share price during the quarter and the impact on the valuation of share units expected to settle in cash.

Foreign Exchange

Foreign exchange gain for the three months ended March 31, 2025 was $2.1 million compared to a foreign exchange loss of $4.0 million reported in the same period in 2024. The foreign exchange gain for the quarter was primarily driven by unrealized gains of $3.9 million in West Africa as the Euro strengthened relative to the US Dollar and the impact on cash and VAT balances that are denominated in West African Francs.

Income Tax Expense

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Burkina Faso, Senegal, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate (“ETR”) including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Income tax expense for the three months ended March 31, 2025 was $22.2 million compared to $15.4 million reported in the same period in 2024. The $6.8 million increase in income tax expense was due to higher net income before taxes and was partially offset by higher deferred tax recovery at Séguéla due to the impact of foreign exchange rates on tax assets denominated in West African Francs.

Fortuna | 10

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

The ETR for the three months ended March 31, 2025 was 25% compared to 34% for the same period in 2024. The decrease in the ETR was the result of higher income before tax and higher deferred tax recovery from the impact of foreign exchange rates on tax assets denominated in West African francs.

Fortuna | 11

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended March 31,
	2025	2024
Mine Production
Tonnes placed on the leach pad	1,753,016	1,547,323

Gold
Grade (g/t)	0.55	0.60
Production (oz)	20,320	23,262
Metal sold (oz)	18,655	21,719
Realized price ($/oz)	2,877	2,072

Unit Costs
Cash cost ($/oz Au)[1]	1,147	1,008
All-in sustaining cash cost ($/oz Au)[1,3]	1,911	1,511

Capital Expenditures ($000's)[2]
Sustaining	12,362	9,807
Sustaining leases	582	598
Growth Capital	307	154
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

2 Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the first quarter of 2025, a total of 1,753,016 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.55 g/t, containing an estimated 30,943 ounces of gold. Ore mined was 1.46 million tonnes, with a stripping ratio of 1.8:1.

Lindero’s gold production for the quarter was 20,320 ounces, comprised of 18,983 ounces in doré bars, 615 ounces contained in rich fine carbon, 39 ounces contained in copper precipitate, and 683 ounces contained in precipitated sludge. The 13% decrease in production compared to Q1 2024 was a result of lower grades and timing of leach kinetics.

The cash cost per ounce of gold for the quarter was $1,147 compared to $1,008 in the same period of 2024. The increase in cash cost per ounce of gold for the quarter was primarily due to the impact on operating costs of the appreciation of the Argentine peso over 2024 and lower ounces sold.

AISC per gold ounce sold during Q1 2025 was $1,911, compared to $1,511 in Q1 2024. Higher AISC was the result of higher cash costs as described above and higher sustaining capital as the site completed work on the leach pad expansion. AISC includes a $1.3 million investment gain (Q1 2024: $2.6 million) from cross border Argentine pesos denominated bond trades.

As of March 31, 2025, the leach pad expansion project was completed, with minor close-out activities and demobilization now taking place.

Fortuna | 12

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Yaramoko Mine, Burkina Faso

The Yaramoko Mine is located in south-western Burkina Faso, and began commercial production in 2016. The operation consists of two underground mines and an open pit feeding ore to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach extraction processes, prior to electrowinning and refining where gold is poured to doré bars. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended March 31,
	2025	2024
Mine Production
Tonnes milled	134,692	107,719

Gold
Grade (g/t)	7.81	8.79
Recovery (%)	97	98
Production (oz)	33,073	27,177
Metal sold (oz)	33,013	27,171
Realized price ($/oz)	2,881	2,095

Unit Costs
Cash cost ($/oz Au)[1]	1,059	752
All-in sustaining cash cost ($/oz Au)[1]	1,411	1,373

Capital Expenditures ($000's)[2]
Sustaining	1,517	10,983
Sustaining leases	982	1,050
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the first quarter of 2025, the Yaramoko Mine treated 134,692 tonnes of ore and produced 33,073 ounces of gold with an average gold head grade of 7.81g/t, a 22% increase and 11% decrease, respectively, when compared to the same period in 2024. Lower grades were the result of stope sequencing which was offset by higher tonnes from increased underground production and the start of mining at the 109 Zone open pit.

The cash cost per ounce of gold sold for the quarter ended March 31, 2025, was $1,059 compared to $752 in the same period in 2024. Higher cash costs were the result of stripping and underground development costs being expensed as the mine is in its last year of production.

The all-in sustaining cash cost per gold ounce sold was $1,411 for the quarter ended March 31, 2025, compared to $1,373 in the same period of 2024, the increase is mainly due to higher cash costs and an increase in royalties from higher gold prices.

Subsequent to quarter end, the Company entered into a share purchase agreement to sell the Yaramoko Mine. The sale should be completed in the second quarter of 2025. Refer to “Corporate Developments”.

Fortuna | 13

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Séguéla Mine, Côte d’Ivoire

The Séguéla Mine is located in the Woroba District of Côte d’Ivoire. The operation consists of an open pit mine, feeding ore to a single stage crushing circuit, with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended March 31,
	2025	2024
Mine Production
Tonnes milled	444,004	394,837
Average tonnes crushed per day	4,933	4,339

Gold
Grade (g/t)	2.76	2.79
Recovery (%)	93	94
Production (oz)	38,500	34,556
Metal sold (oz)	38,439	34,450
Realized price ($/oz)	2,888	2,095

Unit Costs
Cash cost ($/oz Au)[1]	650	459
All-in sustaining cash cost ($/oz Au)[1]	1,290	948

Capital Expenditures ($000's)[2]
Sustaining	8,613	7,923
Sustaining leases	3,639	2,265
Growth capital	9,207	1,035
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

During the first quarter of 2025, mine production totaled 477,333 tonnes of ore, averaging 2.53 g/t Au, and containing an estimated 38,869 ounces of gold from the Antenna, Ancien, and Koula pits. Movement of waste during the quarter totaled 5,467,358 tonnes, for a strip ratio of 11.5:1. Mining continued to be focused on the Antenna, Koula, and Ancien Pits.

In the first quarter of 2025, Séguéla processed 444,004 tonnes of ore, producing 38,500 ounces of gold, at an average head grade of 2.76 g/t Au, a 12% increase and a 1% decrease, respectively, compared to the first quarter of 2024. Higher gold production was the result of higher tonnes processed due to throughput achievements in previous quarters. Mill throughput averaged 216 t/hr, 40% above name plate capacity.

Cash cost per gold ounce sold was $650 for the first quarter of 2025 compared to $459 for the first quarter of 2024. The increase in cash costs was a result of higher mining costs due to higher stripping requirements in line with the mine plan, and higher processing costs incurred.

All-in sustaining cash cost per gold ounce sold was $1,290 for the first quarter of 2025 compared to $948 in the same period of the previous year. The increase for the quarter was primarily the result of higher cash costs and higher sustaining capital from stripping and advancement of the stage 3 tailings lift to support higher production at Séguéla, as well as higher royalties due to higher gold prices and a 2% increase in the royalty rate effective January 10, 2025.

Fortuna | 14

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Higher growth capital expenditures for the first quarter of 2025 compared to 2024 was primarily the result of relocation of a government communications antenna on the property at the mine site.

Fortuna | 15

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, gold, lead, and zinc production and unit costs:

	Three months ended March 31,
	2025	2024
Mine Production
Tonnes milled	136,659	137,096
Average tonnes milled per day	1,553	1,540

Silver
Grade (g/t)	67	87
Recovery (%)	83	82
Production (oz)	242,993	315,460
Metal sold (oz)	250,284	325,483
Realized price ($/oz)	31.77	23.34

Gold
Grade (g/t)	-	0.12
Recovery (%)	-	29
Production (oz)	-	150
Metal sold (oz)	-	63
Realized price ($/oz)	-	2,024

Lead
Grade (%)	3.21	3.48
Recovery (%)	91	91
Production (000's lbs)	8,836	9,531
Metal sold (000's lbs)	9,199	9,825
Realized price ($/lb)	0.89	0.95

Zinc
Grade (%)	5.01	4.46
Recovery (%)	91	90
Production (000's lbs)	13,772	12,183
Metal sold (000's lbs)	13,826	12,466
Realized price ($/lb)	1.29	1.11

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	12.80	11.61
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	18.74	17.18

Capital Expenditures ($000's)[3]
Sustaining	1,615	3,735
Sustaining leases	631	906
Growth Capital	249	-
[1] Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Fortuna | 16

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

In the first quarter of 2025, the Caylloma Mine produced 242,993 ounces of silver at an average head grade of 67 g/t, a 23% decrease when compared to the same period in 2024.

Lead and zinc production for the quarter was 8.8 million pounds and 13.8 million pounds, respectively. Head grades averaged 3.21% and 5.01%, an 8% decrease and 12% increase, respectively, when compared to the same quarter in 2024. Production was lower due to lower head grades and was in line with the mine plan.

The cash cost per silver equivalent ounce sold in the first quarter of 2025, was $12.80 compared to $11.61 in the same period in 2024. The higher cost per ounce for the quarter was primarily the result of lower silver production and the impact of higher realized silver prices on the calculation of silver equivalent ounce sold.

The all-in sustaining cash cost per ounce of payable silver equivalent in the first quarter of 2025, increased 9% to $18.74, compared to $17.18 for the same period in 2024. The increase for the quarter was the result of higher cash costs per ounce and lower silver equivalent ounces due to higher silver prices and higher workers’ participation costs.

Fortuna | 17

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to March 31, 2025:

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Sales	290.1	274.0	251.0	229.7	200.9	231.3	199.6	128.9
Mine operating income	115.9	107.1	87.7	75.2	69.6	58.9	59.5	31.8
Operating income (loss)	91.9	62.1	75.6	51.9	48.3	33.2	41.5	14.0
Net income (loss)	64.8	15.1	54.4	43.3	29.1	(89.8)	30.9	3.5
Attributable net income (loss)	58.5	11.3	50.5	40.6	26.3	(92.3)	27.5	3.1
Attributable net income (loss) from continuing operations	61.7	21.1	53.7	37.4	26.7	21.0	24.3	5.6

Attributable earnings per share from continuing operations - basic	0.20	0.07	0.17	0.12	0.09	0.07	0.08	0.02
Attributable earnings per share from continuing operations - diluted	0.20	0.07	0.17	0.12	0.09	0.07	0.08	0.02

Total assets	2,186.6	2,115.5	2,083.6	2,024.8	1,947.4	1,967.9	2,046.6	1,991.5
Debt	128.0	126.0	124.1	167.2	167.6	206.8	246.6	285.9

Figures may not add due to rounding

Amounts have been restated to reflect the impact of discontinued operations

The Company’s results over the past several quarters have primarily been influenced by fluctuations in the gold price, input costs, changes in gold equivalent production, foreign exchange rates and the commencement of commercial production at Séguéla in Q3 2023.

Significant events that have impacted previous quarters include:

●	Q4 2024 was impacted by a number of one-time items including a $14.5 million write-off for the Boussoura exploration property and a $7.2 million charge due to an increase in the asset retirement obligation liability at San Jose
●	The recognition of a deferred tax recovery of $12.0 million to offset the deferred tax liability from the issuance of the 2024 Notes in Q2 2024
●	An impairment charge of $90.6 million in Q4 2023 and a number of one-time items including a write-down of long term stockpiles of $5.4 million and a write-down of materials inventory of $5.5 million

EXPLORATION AND EVALUATION

The Company capitalizes the cost of acquiring, maintaining its interest, and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value. Sustaining capital expenditures primarily consists of exploration activities to expand a known reserve. Growth capital primarily consists of exploration activities to make new discoveries or convert a discovery to a reserve. Exploration and evaluations expenditures for which the Company does not have title or rights are expensed when incurred.

Fortuna | 18

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

	Three months ended March 31,
Exploration by region	2025	2024
Mine site	6.1	8.8
Argentina	-	0.2
Cote d’Ivoire	0.5	-
Senegal	0.2	-
Diamba Sud	2.7	3.7
Mexico	0.7	0.1
Total exploration	10.2	12.8
Sustaining	0.1	5.8
Growth	10.0	6.9
Figures may not add due to rounding
Discontinued operations removed

Mine site exploration for the three months ending March 31, 2025 was primarily focused on resource expansion of the Sunbird and Kingfisher deposits at Séguéla with a total of 12,891 meters of RC drilling and 10,298 meters of diamond drilling completed. Preparatory work was also completed at Caylloma and Lindero ahead of drilling commencing in the second quarter of 2025.

Greenfields exploration activities in Cote d’Ivoire focused on initial target generation and testing via soil and auger sampling at Guiglo and RC drilling at Tongon North. In Senegal, drilling to expand the resource at Diamba Sud continued with 9,045 meters of RC drilling and 5,816 meters of diamond core drilled, while target generation across Diamba Sud and the adjacent Bondala property continued.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $305.0 million at March 31, 2025 compared to $231.3 million at the end of 2024. The increase in cash and cash equivalents was the result of higher metal prices driving higher free cash flow from operations. Significant cash flow movements for the quarter are described below.

Operating Activities

Cash flow generated from operating activities for the quarter ending March 31, 2025 increased to $126.4 million compared to $48.9 million in the first quarter of 2024. The increase in operating cash flow was a result of higher metal prices driving higher sales and the timing of payments and other working capital movements, partially offset by $5.7 million in severance payments related to the San Jose Mine being placed on care and maintenance. Negative working capital movements for the quarter were the result of an increase in VAT receivables at Séguéla and Yaramoko due to delays in collection, an increase in inventories as stockpiles increased at Séguéla and timing of payables.

Fortuna | 19

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Investing Activities

For the three months ended March 31, 2025 the Company invested $39.6 million in capital expenditures on a cash basis as outlined in the table below.

	Three months ended March 31,
Capital investments	2025	2024
Lindero	12.7	9.8
Yaramoko	1.5	11.0
Séguéla	17.2	9.0
Caylloma	1.9	3.7
Mine site capital	33.3	33.4
Projects and other	5.6	4.2
Greenfields	0.6	0.2
Total capital	39.5	37.8
Sustaining	24.1	32.4
Growth	15.4	5.4
Figures may not add due to rounding
Discontinued operations removed

Capital expenditures primarily consisted of stripping at both Lindero and Séguéla, final construction costs for the Lindero leach pad and exploration and study activities at Diamba Sud.

During the quarter, the Company also realized a gain of $1.3 million on blue chip swaps and invested $4.4 million in short term financial instruments in Argentina as part of a strategy to reduce foreign exchange exposure.

Financing Activities

During the quarter, the Company repurchased $4.2 million worth of common shares under the NCIB program and spent $6.0 million in right of use payments.

Capital Resources

The Company maintains a $150.0 million revolving credit facility (the “Credit Facility”) with an uncommitted accordion option of $75.0 million. The Credit Facility matures on October 31, 2028 and accrues interest on USBR Loans at the applicable US base rate plus an applicable margin of between 1.25% and 2.25% across all levels of the margin grid, and on Benchmark Loans at the adjusted term SOFR rate for the applicable term plus the applicable margin of between 2.25% and 3.25% across all levels of the margin grid.

As at May 7, 2025, the Credit Facility remains undrawn excluding letters of credit.

	March 31, 2025	December 31, 2024	Change
Cash and cash equivalents and short term investments	309.4	231.3	78.1
Credit facility	150.0	150.0	-
Total liquidity available	459.4	381.3	78.1
Amount drawn on credit facility[1]	-	-	-
Net liquidity position	459.4	381.3	78.1
[1]Excluding letters of credit

Figures may not add due to rounding

Fortuna | 20

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Contractual Obligations

Significant changes to our commitments and contractual obligations as at March 31, 2025 are outlined below:

	Expected payments due by year as at March 31, 2025
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	146.8	-	-	-	146.8
Debt	-	-	172.5	-	172.5
Closure and reclamation provisions	5.2	28.6	11.2	38.3	83.3
Income taxes payable	98.2	-	-	-	98.2
Lease obligations	25.8	47.1	4.8	6.0	83.7
Other liabilities	-	2.3	-	-	2.3
Total	276.0	78.0	188.5	44.3	586.8
Figures may not add due to rounding

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisional priced trade receivables of $14.3 million are the Company’s only level 2 fair valued instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

See note 3 (section m) and Note 28 of the 2024 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 306,959,986 common shares outstanding as at May 7, 2025. In addition, there were 1,966,507 outstanding equity-settled share-based performance share units.

All of the outstanding share-settled performance units are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

On June 10, 2024, the Company issued an aggregate principal amount of $172.5 million of unsecured convertible senior notes (the “2024 Notes”). Subject to earlier redemption or purchase, holders may convert their 2024 Notes at any time until the close of business on the business day immediately preceding June 30, 2029. Upon conversion, holders of the

Fortuna | 21

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

2024 Notes will receive common shares in the capital of the Company based on an initial conversion rate, subject to adjustment, of 151.7220 common shares per $1,000 principal amount of 2024 Notes.

Normal Course Issuer Bid

During the quarter the Company repurchased and cancelled 919,600 common shares of the Company under its Normal Course Issuer Bid (NCIB) at a weighted average price of $4.53. Refer to Fortuna news release “Fortuna reports solid production of 103,459 gold equivalent ounces for the first quarter of 2025” dated April 10, 2025.

On April 30, 2025, the Company announced that the TSX had approved the renewal of the Company’s NCIB to purchase up to 15,347,999 common shares, being 5 percent of its outstanding common shares as at April 28, 2025. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2025 and will end on the earlier of May 1, 2026; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions during the three months ended March 31, 2025 and 2024:

(a)   Key Management Personnel

During the three months ended March 31, 2025 and 2024, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

On March 28, 2025 the Company reached an agreement to sell its 100% interest in Cuzcatlan to JRC.  The transaction subsequently closed on April 11, 2025. Luis D. Ganoza, the Company’s Chief Financial Officer, is an independent, non-shareholding director of JRC and disclosed this relationship to the Fortuna board of directors.

Amounts paid to key management personnel were as follows:

	Three months ended March 31,
(Expressed in $ thousands)	2025	2024
Salaries and benefits	2,943	2,931
Directors fees	218	215
Consulting fees	21	17
Share-based payments	5,619	1,741
	8,801	4,904

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: all-in costs; cash cost per ounce of gold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining costs per ounce of gold equivalent sold; all in cash cost per ounce of gold sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; all-in cash cost per payable ounce of silver

Fortuna | 22

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA; net debt and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of All-in Sustaining Costs was adjusted in Q4 2024 to include blue-chip swaps in Argentina. Please refer to the 2024 MD&A for details of the change.
●	The calculations of Adjusted Net Income and Adjusted Attributable Net Income were revised to no longer remove the income statement impact of right of use amortization and accretion and add back the right of use payments from the cash flow statement. Management elected to make this change to simplify the reconciliation from net income to adjusted net income to improve transparency and because the net impact was immaterial.
●	Where applicable the impact of discontinued operations have been removed from the comparable figures. The method of calculation has not been changed except as described above.

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance.
Gold Equivalent Ounces Sold

Gold equivalent ounces are calculated by converting other metal production to its gold equivalent using relative metal/gold metal prices at realized prices and adding the converted metal production expressed in gold ounces to the ounces of gold production.

Gold Ounces Sold
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.

Fortuna | 23

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, gains from blue-chip swaps and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of non-sustaining capital.
Sustaining Capital	Sustaining capital represents the necessary capital investments to maintain current operations at their existing including such as capitalized stripping and underground development.	Additions to Property Plant and Equipment

Management believes that sustaining and growth capital provide useful information to investors regarding the Company’s investment activities to both maintain the existing operations and invest in the future growth of the Company.

Growth Capital	Growth capital represents the capital investments necessary to expand current operations, develop new projects and build significant infrastructure.
Free cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available from its operations to fund the Company’s growth through investments and capital expenditures.
Free Cash Flow	Free cash flow is defined as net cash provided by operating activities less sustaining and growth capital expenditures and payment of lease obligations.	Net Cash Provided by Operating Activities

This non-IFRS measure is used by the Company to measure cash flow available after funding growth and sustaining capital and lease obligations to fund corporate activities without reliance on additional borrowings.

Fortuna | 24

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Adjusted Net Income and Adjusted Attributable Net Income

Adjusted net income and adjusted attributable net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

Working Capital	Working capital is a non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.
Net Debt	Net debt is a Non-IFRS measure which is calculated by adding together current and long term debt and then subtracting cash and cash equivalents.	Current Debt, Long Term Debt, Cash and Cash Equivalents	Management believes that net debt is a useful indicator of the liquidity of the Company.

Fortuna | 25

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Cash Cost per Ounce of Gold Equivalent Sold

The following tables presents a reconciliation of cash cost per ounce of gold equivalent sold to the cost of sales in the Q1 2025 Financial Statements for the three months ended March 31, 2025 and 2024:

Cash Cost Per Gold Equivalent Ounce Sold - Q1 2025	Lindero	Yaramoko	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	31,805	59,577	65,425	17,463	174,272
Depletion, depreciation, and amortization	(9,799)	(16,900)	(30,310)	(4,369)	(61,378)
Royalties and taxes	(94)	(7,729)	(10,133)	(240)	(18,196)
By-product credits	(731)	-	-	-	(731)
Other	123	-	-	(659)	(536)
Treatment and refining charges	-	-	-	50	50
Cash cost applicable per gold equivalent ounce sold	21,304	34,948	24,982	12,245	93,479
Ounces of gold equivalent sold	18,580	33,013	38,439	10,542	100,574
Cash cost per ounce of gold equivalent sold ($/oz)	1,147	1,059	650	1,162	929
Gold equivalent was calculated using the realized prices for gold of $2,882/oz Au, $31.8/oz Ag, $1,971/t Pb, and $2,841/t Zn for Q1 2025.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q1 2024	Lindero	Yaramoko	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	34,049	34,951	45,209	17,105	131,314
Depletion, depreciation, and amortization	(11,580)	(10,215)	(23,916)	(3,824)	(49,535)
Royalties and taxes	(253)	(4,293)	(5,472)	(354)	(10,372)
By-product credits	(424)	-	-	-	(424)
Other	1	-	-	(331)	(330)
Treatment and refining charges	-	-	-	1,231	1,231
Cash cost applicable per gold equivalent ounce sold	21,793	20,443	15,821	13,827	71,884
Ounces of gold equivalent sold	21,628	27,171	34,450	13,306	96,556
Cash cost per ounce of gold equivalent sold ($/oz)	1,008	752	459	1,039	744
Gold equivalent was calculated using the realized prices for gold of $1,990/oz Au, $23.3/oz Ag, $2,137/t Pb, and $2,499/t Zn
Figures may not add due to rounding

Fortuna | 26

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Equivalent Sold

The following tables shows a breakdown of the all-in sustaining cash cost per ounce of gold equivalent sold for the three months ended March 31, 2025 and 2024:

AISC Per Gold Equivalent Ounce Sold - Q1 2025	Lindero	Yaramoko	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	21,304	34,948	24,982	12,245	-	93,479
Royalties and taxes	94	7,729	10,133	240	-	18,196
Worker's participation	-	-	-	739	-	739
General and administration	2,480	1,394	2,224	2,455	15,374	23,927
Total cash costs	23,878	44,071	37,339	15,679	15,374	136,341
Sustaining capital[1]	12,944	2,499	12,252	2,246	-	29,941
Blue chips gains (investing activities)[1]	(1,319)	-	-	-	-	(1,319)
All-in sustaining costs	35,503	46,570	49,591	17,925	15,374	164,963
Gold equivalent ounces sold	18,580	33,013	38,439	10,542	-	100,574
All-in sustaining costs per ounce	1,911	1,411	1,290	1,700	-	1,640
Gold equivalent was calculated using the realized prices for gold of $2,882/oz Au, $31.8/oz Ag, $1,971/t Pb, and $2,841/t Zn for Q1 2025.
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Q1 2024	Lindero	Yaramoko	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	21,793	20,443	15,821	13,827	-	71,884
Royalties and taxes	253	4,293	5,472	354	-	10,372
Worker's participation	-	-	-	417	-	417
General and administration	2,879	550	1,168	1,219	10,649	16,465
Total cash costs	24,925	25,286	22,461	15,817	10,649	99,138
Sustaining capital[1]	10,405	12,033	10,188	4,641	-	37,267
Blue chips gains (investing activities)[1]	(2,648)	-	-	-	-	(2,648)
All-in sustaining costs	32,682	37,319	32,649	20,458	10,649	133,757
Gold equivalent ounces sold	21,628	27,171	34,450	13,306	-	96,556
All-in sustaining costs per ounce[2]	1,511	1,373	948	1,538	-	1,385
Gold equivalent was calculated using the realized prices for gold of $1,990/oz Au, $23.3/oz Ag, $2,137/t Pb, and $2,499/t Zn
Figures may not add due to rounding
[1] Presented on a cash basis

Fortuna | 27

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Production Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of production cash cost per tonne and cash cost per payable ounce of silver equivalent sold to the cost of sales in the Q1 2025 Financial Statements for the three months ended March 31, 2025 and 2024:

Cash Cost Per Silver Equivalent Ounce Sold - Q1 2025	Caylloma
Cost of sales	17,463
Depletion, depreciation, and amortization	(4,369)
Royalties and taxes	(240)
Other	(659)
Treatment and refining charges	50
Cash cost applicable per silver equivalent sold	12,245
Ounces of silver equivalent sold[1]	956,640
Cash cost per ounce of silver equivalent sold ($/oz)	12.80
[1] Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Q1 2024	Caylloma
Cost of sales	17,105
Depletion, depreciation, and amortization	(3,824)
Royalties and taxes	(354)
Other	(331)
Treatment and refining charges	1,231
Cash cost applicable per silver equivalent sold	13,827
Ounces of silver equivalent sold[1]	1,190,990
Cash cost per ounce of silver equivalent sold ($/oz)	11.61
[1] Silver equivalent is calculated using a s silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three months ended March 31, 2025 and 2024:

AISC Per Silver Equivalent Ounce Sold - Q1 2025	Caylloma
Cash cost applicable per silver equivalent ounce sold	12,245
Royalties and taxes	240
Worker's participation	739
General and administration	2,455
Total cash costs	15,679
Sustaining capital[3]	2,246
All-in sustaining costs	17,925
Silver equivalent ounces sold[1]	956,640
All-in sustaining costs per ounce[2]	18.74
1 Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Fortuna | 28

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

AISC Per Silver Equivalent Ounce Sold - Q1 2024	Caylloma
Cash cost applicable per silver equivalent ounce sold	13,827
Royalties and taxes	354
Worker's participation	417
General and administration	1,219
Total cash costs	15,817
Sustaining capital[3]	4,641
All-in sustaining costs	20,458
Silver equivalent ounces sold[1]	1,190,990
All-in sustaining costs per ounce[2]	17.18
1 Silver equivalent is calculated using a s silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Growth and Sustaining Capital Expenditures

The following tables presents a reconciliation of growth and sustaining capital expenditures for the three months ended March 31, 2025 and 2024.

Capital expenditures for AISC Q1 2025	Lindero	Yaramoko	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	12,669	1,517	17,820	1,864	5,600	39,470
Growth capital	(307)	-	(9,207)	(249)	(5,600)	(15,363)
Sustaining capital	12,362	1,517	8,613	1,615	-	24,107
Sustaining leases	582	982	3,639	631	-	5,834
Capital expenditures for AISC	12,944	2,499	12,252	2,246	-	29,941
Figures may not add due to rounding
Discontinued operations have been removed

Capital expenditures for AISC Q1 2024	Lindero	Yaramoko	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and plant, and equipment	9,961	10,983	8,958	3,735	4,227	37,864
Growth capital	(154)	-	(1,035)	-	(4,227)	(5,416)
Sustaining capital	9,807	10,983	7,923	3,735	-	32,448
Sustaining leases	598	1,050	2,265	906	-	4,819
Capital expenditures for AISC	10,405	12,033	10,188	4,641	-	37,267
Figures may not add due to rounding
Discontinued operations have been removed

Fortuna | 29

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Free Cash Flow and Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow and free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
(Expressed in millions)	2025	2024

Net cash provided by operating activities	126.4	48.9
Additions to mineral properties, plant and equipment	(39.6)	(41.3)
Payments of lease obligations	(6.0)	(4.7)
Free cash flow	80.8	2.9
Growth capital	15.4	5.5
Discontinued operations	11.4	8.4
Gain on blue chip swap investments	1.3	2.6
Other adjustments	2.4	(2.1)
Free cash flow from ongoing operations	111.3	17.3

Figures may not add due to rounding

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
(Expressed in millions)	2025	2024
Net income	64.8	29.1
Adjustments, net of tax:
Discontinued operations	3.2	0.5
Inventory adjustment	(0.1)	-
Other non-cash/non-recurring items	0.5	0.9
Adjusted net income	68.4	30.5
[1] Amounts are recorded in Cost of sales

Figures may not add due to rounding

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
(Expressed in millions)	2025	2024
Net income	64.8	29.1
Adjustments:
Discontinued operations	3.2	0.5
Inventory adjustment	(0.1)	-
Net finance items	3.0	5.8
Depreciation, depletion, and amortization	51.7	49.9
Income taxes	22.2	15.4
Other non-cash/non-recurring items	5.3	(4.4)
Adjusted EBITDA	150.1	96.3

Figures may not add due to rounding

Fortuna | 30

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

Adjusted Attributable Net Income

The following table presents a reconciliation of Adjusted Attributable Net Income from attributable net income, the most directly comparable IFRS measure, for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
(Expressed in millions)	2025	2024
Net income attributable to shareholders	58.5	26.3
Adjustments, net of tax:
Discontinued operations	3.2	0.5
Inventory adjustment	(0.1)	-
Other non-cash/non-recurring items	0.5	0.7
Adjusted attributable net income	62.1	27.5
[1] Amounts are recorded in Cost of sales

Net Debt

The following table presents a calculation of net debt as at March 31, 2025:

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at March 31, 2025
2024 Convertible Notes	172.5
Less: Cash and Cash Equivalents and Short Term Investments	(309.4)
Total net debt[1]	(136.9)
Adjusted EBITDA (last four quarters)	529.0
Total net debt to adjusted EBITDA ratio	(0.3):1
[1] Excluding letters of credit

Working Capital

The following table presents a calculation of working capital as at March 31, 2025 and 2024:

	March 31, 2025 $	March 31, 2024 $
Current Assets	577.4	312.0
Current Liabilities	283.2	246.3
Working Capital	294.2	65.8
Figures may not add due to rounding

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

Fortuna | 31

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

RISKS AND UNCERTAINTIES

In the exploration, development and mining of mineral deposits, we are subject to various significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: operating hazards and risks incidental to mining activities; mineral resources, mineral reserves and metal recoveries are estimated; the ability to replace mineral reserves; assumptions that the Company must make in determining production schedules, economic returns and costs; exploration projects such as Diamba Sud are uncertain; the substantial capital required for exploration and the development of infrastructure; future environmental regulation; political and economic risk in the jurisdictions in which we operate; global geopolitical risk; repatriation of funds; government regulations and permit requirements, environmental legislation; abnormal or extreme natural events; climate change; risks related to securing required supplies of power and water; labor relations; use of outside contractors; imposition of trade tariffs; maintenance of mining concessions, challenges to the Company’s title to its properties; the termination of mining concessions in certain circumstances; risks related to artisanal or informal mining on the Company’s properties; compliance with ILO Convention 169; maintaining relationships with local communities; reputational risk; opposition to the Company’s exploration, development or operational activities; funding for exploration and  development; production risk at our operating mine sites; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; our ability to attract and retain a skilled workforce; the ability to maintain appropriate and adequate insurance across all jurisdictions; our compliance with corruption and antibribery laws and sanctions; risks related to legal proceedings that arise in the ordinary course of business; foreign currency risk; fluctuations in metal prices; our ability to sell to a limited number of smelters and off-takers; tax matters; credit risk on receivables; reclamation; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; pandemics, epidemics and public health crises; volatility in the market price of the Company’s common shares; risks related to the 2024 Notes; dilution of shareholders from future offerings of the Company’s common shares or securities convertible into common shares; dividends; credit risk through VAT receivables; supply chain disruptions; tax-related risks, including tax and audits and reassessments; risks relating to the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); and competition. These risks are not a comprehensive list of the risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors' in our current Annual Information Form for the year ended December 31, 2024 as well as the section ‘Risks and Uncertainties’ in the management’s discussion and analysis for the year ended December 31, 2024 (which are available on SEDAR+ at www.sedarplus.ca).

Significant changes to our financial, operational and business risks exposure during the three months March 31, 2025 and up to the date of this MD&A include the following:

●	During the first quarter the Company began to accumulate large cash balances in Argentina that are denominated in Argentina Pesos increasing foreign exchange risk. The Company has instituted an investment strategy to hedge against this risk.
●	On April 11, 2025 the Government of Argentina secured a loan of $20.0 billion from the International Monetary fund and shifted the Argentine Peso to a more free floating exchange rate. This resulted in a rapid devaluation of the Peso but within the acceptable exchange rate band the Government has announced they are aiming for. As part of the announced financial reforms the government of Argentina also announced a relaxation of restrictions of the repatriation of profits. The Company will continue to monitor the situation and is evaluating strategies to repatriate funds to minimize exchange rate risk.
●	The US Government enacted a series of tariffs and restrictive trade policies to nearly all global trading partners and in response other countries have taken reciprocal actions to place tariffs or trade restrictions on various US products. The impact of these trade restrictions are not currently expected to materially impact the Company as it does not operate in the US and metals sales are not made into the US market. However, management

Fortuna | 32

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

continues to monitor the situation due to the significant potential impact to global supply chains and other integrated markets.
●	On April 7, 2025, the Burkina Faso government announced an increase in ad valorem tax on gold sales, effective immediately. The new tax regime introduces a change to the gold royalties for gold sold above $3,000 per ounce. An additional 1% royalty is payable for each $500 increment in the gold price above $3,000 per ounce. The previous cap was 7% of gold sales over $2,000 per ounce. These changes are not expected to materially impact the Company's financial position and results of operations.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of our 2024 Financial Statements. There have been no subsequent material changes to these significant judgements and accounting estimates.

Changes in Accounting Policies

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2025. These include amendments to IAS 21, Lack of Exchangeability. The impacts of adoption were not material to the Company's interim financial statements.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

There have been no changes in the Company’s internal control over financial reporting for the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Fortuna | 33

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to: Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future; the Company's plans and expectations for its material properties and future exploration, development and operating activities, including, without limitation, capital expenditure, production and cash cost and all-in sustaining costs (“AISC”) estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company; exploration plans; statements establishing sustainability and environmental targets, goals, and strategies, and the ability to meet the same; the future results of exploration activities; statements regarding the completion of the sale of the Yaramoko Mine and the Company’s Burkina Faso subsidiaries and the right to receive additional payments on closing and upon the completion of certain conditions post-closing; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; the Company’s expectation that there are no changes in internal controls during the three months  ended March 31, 2025 that are reasonably likely to materially affect the Company’s internal control over financing reporting;  expected maturities of the Company’s financial liabilities, lease obligations and other contractual commitments; property permitting and litigation matters; the fluctuation of its effective tax rate in the jurisdictions where the Company does business; and statements regarding the NCIB program.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; inability to meet sustainability, environmental, diversity or safety targets, goals, and strategies (including greenhouse gas emissions reduction targets); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war,

Fortuna | 34

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

hostilities or other conflicts, such as the Ukrainian – Russian and the Israel – Hamas conflicts, and the impact they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; substantial reliance on the Séguéla Mine, the Yaramoko Mine, and the Lindero Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its credit facility, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada);  our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the convertible notes of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2024 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labor, supply, power, blockades, damage to equipment or other matter; there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian, Israel - Hamas conflicts or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations; expectations regarding the Company completing the sale of the Yaramoko  Mine on a basis consistent with the Company’s current expectations and

Fortuna | 35

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 (in US dollars, tabular amounts in millions, except where noted)

that any future payments in connection with the cash consideration or in respect of any future additional payments will be paid to the Company; expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; expectations that the 2024 Mining Code will not have a material change to the Company’s business in Burkina Faso; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Fortuna | 36